Exhibit 99.1

AFTER 25 YEARS ALTAGAS FOUNDER AND CHAIRMAN
STEPS DOWN FROM CHAIRMAN ROLE

Calgary, Alberta (March 21, 2019)

AltaGas Ltd. (AltaGas) (TSX:ALA) announced today that after careful consideration, David Cornhill, Founder of AltaGas and Chairman, has elected to step down on April 1, 2019 from the Chairman position. The new Chair, Pentti Karkkainen has been appointed by the Board of Directors, effective April 2. Mr. Cornhill will remain on the Board, ensuring an orderly transition and continuity.

“After being completely dedicated to the development and growth of AltaGas for the past 25 years, I have decided to make time to pursue other interests and opportunities,” stated David Cornhill, Founder and Chairman of AltaGas. “With Randy Crawford, our new President and CEO being well-established, I felt this also affords AltaGas the opportunity to appoint a new Chair of the Board.

“I have total confidence that Pentti and Randy will deliver a bright future for AltaGas,” continued Mr. Cornhill. “I plan to continue to maintain significant holdings in AltaGas shares. I expect Randy, with the rest of the management team, will respect and continue to evolve the unique culture at AltaGas and deliver strong returns for shareholders.”

Mr. Karkkainen has more than 30 years of investment management, energy sector research and investment banking experience. Mr. Karkkainen was a co-founder and General Partner of KERN Partners, a leading Canadian, energy-focused capital markets and private equity firm, from 2000 to 2014, and was the firm’s Senior Strategy Advisor from 2014 until his retirement from the firm in 2015. Prior thereto, Mr. Karkkainen was the Managing Director and Head of Oil and Gas Equity Research at RBC Capital Markets.

“As incoming Chair, I am focused on maintaining the highest levels of corporate governance and independent oversight,” said Pentti Karkkainen. “I look forward to working with the Board, Randy and the rest of his management team to realize the full potential of AltaGas’ assets, while serving the interests of all our stakeholders.

“On behalf of the entire Board, I want to thank David Cornhill for his leadership, strategic insight and steadfast support of AltaGas,” continued Mr. Karkkainen. “What AltaGas accomplished under his leadership, first as CEO and then as Chairman, is truly remarkable. We are also deeply grateful for his complete and total commitment to the company over the past 25 years.

“Beyond David’s breadth of knowledge on the industry and the company, the trust and relationships he has built with Indigenous Peoples and partners — both domestically and overseas — have shaped and will continue to shape the future of AltaGas. We are fortunate that David will, in his capacity as a member of the Board, continue to be engaged with these key stakeholders,” concluded Mr. Karkkainen.

In conjunction with Mr. Karkkainen, an independent director, assuming the role of Chair, Neil McCrank will step down as Lead Director. As previously announced, Mr. McCrank, will not stand for re-election at AltaGas’ upcoming annual meeting, as he has reached the retirement age under the director retirement policy. Mr. McCrank has been a valued director of AltaGas since December 10, 2007 and has served in various capacities on the Board, including as Lead Director since 2016 and as Chair of the Governance Committee. He has brought a wealth of experience to his role, and in 2018 was instrumental in the recruitment of the new directors and the execution of the CEO succession plan.

About AltaGas

AltaGas is an energy infrastructure company with a focus on midstream, regulated utilities and power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “will”, “believe”, “plan”, “expect”, “continue” and similar expressions suggesting future events or future performance as they relate to AltaGas are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to future board composition. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: the anticipated effective time of the appointment of a new Chair; the expected continuance of the current Chairman as a director; and the anticipated timing of other director retirements. AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations including the result of shareholder voting and the other factors discussed under the heading “Risk Factors” in the Corporation’s AIF for the year ended December 31, 2018.  Should one or more of these risks or uncertainties materialize, actual results may vary materially from those described in this news release.  Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.